UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ambit Biosciences Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

02318X100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02318X100	13G	Page 2 of 9

1.	NAMES OF REPORTING PERSONS Apposite Healthcare Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,550,877 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,550,877 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,877 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes (a) 1,327,044 shares of Common Stock directly owned by Apposite Healthcare Fund, LP and (b) 223,833 shares of Common Stock issuable upon the exercise of warrants directly owned by Apposite Healthcare Fund, LP.
(2)	The percentage is calculated based on 17,877,241 shares of common stock of the issuer outstanding on October 31, 2013, disclosed in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 02318X100	13G	Page 3 of 9

1.	NAMES OF REPORTING PERSONS Apposite Healthcare (GP) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,550,877 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,550,877 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,877 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes (a) 1,327,044 shares of Common Stock directly owned by Apposite Healthcare Fund, LP and (b) 223,833 shares of Common Stock issuable upon the exercise of warrants directly owned by Apposite Healthcare Fund, LP. Apposite Healthcare (GP) Limited is the general partner of Apposite Healthcare Fund, LP.
(2)	The percentage is calculated based on 17,877,241 shares of common stock of the issuer outstanding on October 31, 2013, disclosed in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 02318X100	13G	Page 4 of 9

1.	NAMES OF REPORTING PERSONS Apposite Capital LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,550,877 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,550,877 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,877 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes (a) 1,327,044 shares of Common Stock directly owned by Apposite Healthcare Fund, LP and (b) 223,833 shares of Common Stock issuable upon the exercise of warrants directly owned by Apposite Healthcare Fund, LP. Apposite Healthcare (GP) Limited is the general partner of Apposite Healthcare Fund, LP and has appointed Apposite Capital LLP as the manager of Apposite Healthcare Fund, LP.
(2)	The percentage is calculated based on 17,877,241 shares of common stock of the issuer outstanding on October 31, 2013, disclosed in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 02318X100	13G	Page 5 of 9

Item 1(a).	Name of Issuer:

Ambit Biosciences Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11080 Roselle Street

San Diego, California 92121

Item 2(a).	Name of Persons Filing:

Apposite Healthcare Fund, L.P. (the “Fund”)

Apposite Healthcare (GP) Limited (the “General Partner”), the general partner of the Fund.

Apposite Capital LLP (the “Manager”, and collectively with the Fund and the General Partner, the “Reporting Persons”), the manager of the Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Fund and the General Partner is:

c/o Ogier Fiduciary Services (Cayman) Ltd.

89 Nexus Way

Camana Bay, Grand Cayman

KY1-9007, Cayman Islands

The address of the principal business office of the Manager is:

Apposite Capital LLP

Bracken House

1 Friday Street

London EC4M 9JA

United Kingdom

Item 2(c).	Citizenship:

Apposite Healthcare Fund, L.P. Cayman Islands

Apposite Healthcare (GP) Limited: Cayman Islands

Apposite Capital LLP: United Kingdom

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

02318X100

5

CUSIP No. 02318X100	13G	Page 6 of 9

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:             .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,550,877 shares of Common Stock

(b)	Percent of class: 8.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Apposite Healthcare Fund, LP	1,550,877	-0-	1,550,877	-0-
Apposite Healthcare (GP) Limited	1,550,877	-0-	1,550,877	-0-
Apposite Capital LLP	1,550,877	-0-	1,550,877	-0-

The number of shares of Common Stock listed above for each Reporting Person includes (a) 1,327,044 shares of Common Stock directly owned by the Fund and (b) 223,833 shares of Common Stock issuable upon the exercise of warrants directly owned by the Fund. The General Partner has appointed the Manager as the manager of the Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

6

CUSIP No. 02318X100	13G	Page 7 of 9

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

7

CUSIP No. 02318X100	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014	APPOSITE HEALTHCARE FUND, LP
acting by its manager, Apposite Capital LLP

	By:	/s/ Dr. A.P. Marchington
	Name:	Dr. A.P. Marchington
	Title:	Partner

Date: February 13, 2014	APPOSITE HEALTHCARE (GP) LIMITED

	By:	/s/ Vijayabalan Murugesu
	Name:	Vijayabalan Murugesu
	Title:	Director

Date: February 13, 2014	APPOSITE CAPITAL LLP

	By:	/s/ Dr. A.P. Marchington
	Name:	Dr. A.P. Marchington
	Title:	Partner

CUSIP No. 02318X100	13G

Exhibit Index

SCHEDULE 13G

Exhibit Number	Exhibit Description

1	Joint Filing Agreement